PROSPECTUS                                 Filed Pursuant to Rule 424(b)(3)
                                                Registration No.  333-62953

                            I-LINK INCORPORATED

                      8,708,052 Shares of Common Stock

     This Prospectus relates to the resale by the holders thereof of up to 8,227,551 shares ("Conversion Shares") of Common Stock, par value $.007 per share ("Common Stock") issuable upon the conversion of 1,000 shares of 5% Series F Convertible Preferred Stock, par value $10.00 per share (the "Series F Preferred Stock") previously issued by I-Link Incorporated, a Florida corporation (the "Company"). This Prospectus also relates to the resale by the holders thereof of up to 55,501 shares (the "Dividend Shares") of Common Stock issuable as dividends payable upon the Series F Preferred Stock, and to the resale by the holders thereof of (i) 250,000 shares ("JNC First Warrant Shares") and 100,000 shares ("JNC Second Warrant Shares") issuable upon exercise of warrants issued to JNC Opportunity Fund Ltd. (the "JNC First Warrant" and "JNC Second Warrant," respectively), and (ii) 75,000 shares ("Financing Warrant Shares") issuable upon exercise of warrants (the "Financing Warrants") issued by the Company to two persons. The JNC First Warrant is exercisable for $5.8725 per share through June 30, 2003; the JNC Second Warrant is exercisable for $4.00 per share through July 28, 2003; and the Financing Warrants are exercisable for $4.89375 per share through June 30, 2003. The Conversion Shares, Dividend Shares, JNC First Warrant Shares, JNC Second Warrant Shares and Financing Warrant Shares are referred to collectively as the "Registered Securities." See "Description of Securities." Holders of Series F Preferred Stock, Conversion Shares, Dividend Shares, JNC First Warrant, JNC Second Warrant, JNC First Warrant Shares, JNC Second Warrant Shares, Financing Warrants or Financing Warrant Shares may be referred to hereinafter as "Selling Securityholders."

     Series F Preferred Stock dividends are payable quarterly in an amount equal to 5% per annum of the stated value per share of $10,000. The Series F Preferred Stock is convertible into Conversion Shares at any time. The Conversion Price is subject to downward adjustment in certain events, for example (a) if a registration statement relating to the Registrable Securities is not filed with the Commission by the 30th day after July 17, 1998 (the "Closing Date") (b) if the Company should fail to request acceleration of the effectiveness of such registration statement within five days of a "no review" notification, (c) if the registration statement fails to be declared effective by the Commission by the 90th day after the Closing Date, (d) if trading of the Common Stock is suspended from Nasdaq or any subsequent trading market for more than three business days (which need not be consecutive days), or (e) if conversion rights are suspended for any reason. As of the date hereof, the Conversion Price has been adjusted on two occasions, due to the circumstances in clauses (a) and (c) of the preceding sentence. The Conversion Price in effect as of November 27, 1998 was approximately $2.127. If all 1,000 outstanding shares of Series F Preferred Stock were converted as of that date, 4,701,457 Conversion Shares would be issuable by the Company. See "Description of Securities - Series F Preferred Stock." Dividends are payable on the Series F Preferred Stock, in cash or in shares of Common Stock (determined by dividing the amount of the dividend by an amount equal to the lesser of (a) $3.76 or (b) 81% of the average of the three lowest per share market values of the Common Stock during the twenty-two trading days immediately preceding the dividend
payment date.   See "Description of Securities - Series F Preferred Stock."

     On November 27, 1998 the closing sale price of the Common Stock as reported by the Nasdaq SmallCap Market ("Nasdaq") was $2.781. As of the same date, the effective Conversion Price relating to the Series F Preferred Stock was $2.127.

     So long as the Registration Statement of which this Prospectus forms a part is effective and the disclosure set forth herein is current, the holders of Registered Securities may sell such shares publicly. The securities offered by this Prospectus may be sold from time to time by the holders thereof. The distribution of the Registered Securities by the holders thereof may be effected in one or more transactions that may take place on the over-the-counter market including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals at market prices prevailing at the time of sale at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the holders of Registered Securities in connection with sales of such securities.

     The Company will not receive any of the proceeds from the resale of any of the Registered Securities by the holders thereof. All costs incurred in the registration of the Registered Securities offered hereby have been borne by the Company. See "Use of Proceeds."

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND DILUTION. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is December [____], 1998

                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q (File No. 0-17973) (the "Exchange Act Filings") with the Securities and Exchange Commission (the "Commission"). The Company filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities described herein, reference is made to the Registration Statement and to the exhibits filed therewith. The statements contained in this Prospectus with respect to the contents of any agreement or other document referred to herein are not necessarily complete and, in each instance, reference is made to a copy of such agreement or document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to the provisions of the relevant documents. The Registration Statement, including the exhibits thereto, and the Company's Exchange Act Filings may be inspected at: (i) the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and (ii) the offices of the Commission located at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661, and (iii) the offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

                    DOCUMENTS INCORPORATED BY REFERENCE

    There is hereby incorporated in this Prospectus by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 heretofore filed with the Commission pursuant to the Exchange Act, to which reference is hereby made.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

    The Company will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of any information which has been incorporated by reference herein (not including exhibits to the information incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be made to I-Link Incorporated, 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020, Attention: Corporate Secretary.

                            PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.

    This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.
All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis" and "Business" are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.

THE COMPANY

    I-Link Incorporated (formerly known as Medcross, Inc.), a Florida corporation (the "Company"), was formed in 1983. In January 1997 the Company acquired I-Link Communications (formerly Family Telecommunications, Inc. and referred to herein as "ILC") and in August 1997 the Company acquired MiBridge, Inc. ("MiBridge"). In 1997, the Company launched operations of a network marketing program through I-Link Worldwide, L.L.C., to market its products. In the first quarter of 1998, the Company formed ViaNet Technologies, Ltd. ("ViaNet"). ViaNet, headquartered in Ramat Hasharon, Israel, operates as a wholly owned subsidiary of I-Link. The subsidiary will focus on research and development of new communications access devices. ViaNet is I-Link's third research and development group.

    The Company's principal operation is the development, sale and delivery of enhanced communications products and services using its own private intranet and both owned and leased network switching and transmission facilities. The Company provides unique communications solutions through its use of proprietary technology acquired and developed by its subsidiaries I-Link Systems, Inc. (formerly I-Link Worldwide, Inc.), ViaNet and MiBridge, Inc. Telecommunications services are marketed primarily through independent representatives to subscribers throughout the United States. The Company's telecommunication services operations began primarily with the acquisition of ILC, an FCC licensed long-distance carrier.

    The Company's corporate offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020; telephone (801) 576-5000.

RISK FACTORS

THE SECURITIES DESCRIBED HEREIN ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. SUCH SECURITIES SHOULD BE PURCHASED ONLY BY PROSPECTIVE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE HEREIN AND IN THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND THE NOTES THERETO.

Ongoing Capital Requirements; Need to Raise Additional Financing

     The conduct of the Company's business and the continued implementation of its business plans and operations has required and will continue to require the availability of substantial amounts of capital. While the Company currently has no material commitments for capital or other expenditures, other than as set forth herein, it is the Company's intention to continue to implement the growth of its business and expand its operations. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund its ongoing operations, the continued expansion of its private telecommunications network facilities, and anticipated growth in subscriber base. To provide a portion of the required capital, the Company has entered into two financing arrangements as follows: (1) during the first six months of 1998, the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, L.L.C. and (2) in July 1998, the Company entered into an agreement for the sale of a new series of Preferred Stock for consideration in the amount of $10,000,000 (net proceeds received of $9.47 million) with JNC Opportunity Fund Ltd. ("JNC"). The $7.768 million Winter Harbor debt financing is due on demand. The Company may use up to $4,000,000 of the net proceeds from the sale of the Series F Preferred Stock to JNC to retire indebtedness owed to Winter Harbor, LLC and to satisfy the Company's arbitration settlement with MCI Communications, Inc.
Additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company.

Terms of Series F Preferred Stock; Market Price Conversion Mechanism;
  Substantial Dilution Upon Conversion

     There are 1,000 shares of 5% Series F Convertible Preferred Stock
("Series F Preferred Stock") designated, all of which were issued on July 28, 1998. As of November 27, 1998, the conversion price, which is adjustable, would be the lower of $3.76 or 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date. Since the conversion terms of the Series F Preferred Stock are determined partly in relation to a discount to the market price of the Company's Common Stock, the result is that the lower the market price of the Common Stock is at the time of conversion, the more shares of Common Stock will be issued. As of November 27, 1998, if all outstanding shares of Series F Preferred Stock were converted, 4,701,457 shares of Common Stock would be issued, which would represent 20.0% of the then outstanding shares. The factors determining the conversion price of the Series F Preferred Stock are subject to further downward adjustment, subject to a minimum conversion price of $1.25. To the extent the holders of the Series F Preferred Stock convert and then sell their shares of Common Stock, the price of Common Stock may decrease even further due to the additional shares in the market, allowing the holders to convert additional Series F Preferred Stock into greater amounts of Common Stock, providing the potential to depress the price of Common Stock even further. Dividends on the Series F Preferred Stock may, at the option of the Company, be paid in shares of Common Stock. Consequently, lower market prices of Common Stock would mean higher amounts of Common Stock being issued as dividends, or being issued upon conversion of Series F Preferred Stock, resulting in substantial dilution to the interests of other holders of Common Stock. As illustration, the following table shows the number of shares of Common Stock issuable upon conversion of Series F Preferred Stock, the percentage of the then-outstanding shares of

Common Stock the newly-issued Conversion Shares would represent and the number of shares of Common Stock issuable as payment of dividends, all based upon a range of conversion prices. The information in the table assumes a discount rate of 81%; the discount rate is used to determine both conversion rates and dividend payments when dividends are paid in shares of Common Stock.
As used in the table, "Market Price of Common Stock" means the amount derived by taking the average of the three lowest per share market values during the twenty-two trading day period immediately preceding an applicable conversion date. Pursuant to the terms of the Series F Preferred Stock, as of November 27, 1998 the highest the Conversion Price can be is $3.76 and the lowest the Conversion Price can be is $1.25.


                              Common Shares   Percent of
                              Issuable Upon   Outstanding   Common Shares
                              Conversion of   Common Stock  Issuable Upon
                              All Series F    Represented    Payment of
Market Price of   Conversion    Preferred    by Conversion    Quarterly
Common Stock         Price       Shares         Shares        Dividend
----------------  ----------  -------------  -------------  -------------
$4.64 or greater     $3.76      2,659,574        12.4%          33,245
$3.09                $2.50      4,000,000        17.6%          50,000
$1.54 or lower       $1.25      8,000,000        29.9%         100,000

     The terms of the Series F Preferred Stock provide that a holder of Series F Preferred Stock may not convert shares of or receive dividends on Series F Preferred Stock to the extent such conversion or dividend would result in the holder of Series F Preferred Stock beneficially owning, in the aggregate, in excess of 4.999% of the then issued and outstanding shares of Common Stock following such conversion; provided, however, that such percentage limitation may be waived (as to conversions) by the Holder of the Series F Preferred Stock upon 75 days written notice to the Company. It should be noted that this limitation applies only to the number of shares of Common Stock held at any one time, and does not prevent the holder of Series F Preferred Stock from converting and selling some of its holdings, then, subject to the aforementioned limitation, converting additional holdings. Further, the Series F Preferred Stock may be converted at any time, will be automatically converted on July 28, 2001.

   The Series F Preferred Stock is subject to specific provisions that would prevent any issuance of Series F Conversion Shares or Series F Dividend
Shares, and in certain cases the JNC Second Warrant Shares, at a price below the market or book value of the Common Stock if and to the extent that such shares would equal or exceed in the aggregate 20% percent of the number of shares of Common Stock outstanding on July 28, 1998, the date of initial issuance of the Series F Preferred Stock, absent shareholder approval as contemplated by the Nasdaq Stock Market Non-Quantitative Designation Criteria. Should the holder of the Series F Preferred Stock elect to convert Series F Preferred Stock on terms that would require shareholder approval, and such shareholder approval has not been obtained, then, with respect to the issuance of such additional shares of Common Stock in excess of the 20% threshold (the "Excess Shares"), the Company may be obligated to either (a) use its best efforts to obtain shareholder approval of the issuance of the Excess Shares within 60 days of receiving request therefor, (b) issue the Excess Shares and accrued dividends thereunder at a conversion price equal to the closing sale price of the Common Stock on July 28, 1998 and pay to the converting holder of Series F Preferred Stock an amount in cash equal to the product of the conversion price on the applicable conversion date and the number of Excess Shares that would have been issuable but for the application of the 20% limitation provision, or (c) redeem from the converting holder of Series F Preferred Stock the shares of Series F Preferred Stock relating to the Excess Shares.

Significant Dilution to Current Shareholders

     Holders of Common Stock of the Company will suffer significant dilution in the event that any of the Company's outstanding convertible securities, including outstanding shares of Class C Preferred Stock and Series F
Preferred Stock, warrants and options are converted by the holders thereof.
See "Description of Securities." Additional dilution may result in the event of the exercise of warrants and options, including options granted pursuant to the Company's stock option and purchase plans and employment agreements.

     Currently the Company has the following securities outstanding, which may be converted to or exercised for shares of Common Stock. See also "Risk Factors - Future Issuances of Stock by the Company; Potential Anti-Takeover Effect."

     44,051 shares of Class C Preferred Stock, convertible into to 1,057,224 shares of Common Stock
     1,000 shares of Series F Preferred Stock convertible into 4,701,457 shares of Common Stock
     4,400 shares of Series M Preferred Stock, convertible into 4,400,000 shares of Common Stock
     $7,768,000 of Winter Harbor Convertible Debt, convertible into 3,107,200 shares of Common Stock
     Winter Harbor Warrants, exercisable for 17,540,000 shares of Common Stock Winter Harbor Warrants (contingent on debt conversion) exercisable for
          5,000,000 shares of Common Stock
     JNC Warrants exercisable for 350,000 shares of Common Stock
     Financing Warrants exercisable for 75,000 shares of Common Stock
     Other Options and Warrants, exercisable for 10,129,942 shares of Common
          Stock

     If all of the above securities were exercised or converted, a total of 46,360,823 shares of Common Stock would be issued. That number represents approximately 247% of the current number of shares outstanding, and would represent 71.2% of the Common Stock outstanding after all 46,360,823 shares were issued. The potential of these underlying shares of Common Stock being issued and then sold into the market, or the perception that such sales may occur, may result in a decrease in the market price of the Company's Common Stock, and may make it more difficult for the Company to receive additional equity financing.

Reliance on Key Personnel

     The Company's operations are dependent upon the continued efforts and employment of its senior management. The officers of the Company have the principal responsibility for management of the Company and are responsible for making recommendations to the Board of Directors which exercises final authority over business decisions. While the Company has entered into employment agreements with senior management, the loss of the services of any of the officers or directors could be detrimental to the Company.

     Furthermore, the future performance of I-Link, ILC, ViaNet and MiBridge depends in significant part upon their ability to attract and retain key technical, systems and sales personnel, most of whom are not bound by an employment agreement. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key technical, systems and sales personnel or that it will be able to attract highly qualified personnel in the future.

Growth Strategy and Acquisition Activities

     The Company's ability to achieve planned levels of growth and the timing thereof will be materially impacted by its ability to acquire business communication companies and related businesses. The Company intends to acquire such additional companies with cash and equity securities such as common stock or preferred stock, and/or debt instruments. To the extent that the Company issues equity securities in connection with acquisitions, the equity interest of its then current stockholders will be diluted. There can be no assurance, however, that the Company will be able to acquire such additional companies or that it will be able to use its securities in connection with such purchases or that it will have the necessary capital resources to purchase such companies. Although the Company believes that its acquisition strategy will make it attractive to acquisition candidates, there can be no assurance that the Company will successfully implement its acquisition program.

Potential Liability in Connection with Acquisitions

     The Company could become subject to liabilities arising from any acquisition which it has effected or may hereafter effect in the event that the Company assumes unknown or contingent liabilities or in the event that such liabilities are imposed on the Company under theories of successor liability. If the Company becomes subject to such a liability of sufficient magnitude, such liability could have a material adverse effect on the financial condition and results of operations of the Company.

Expectation of Growth

     The Company plans to expand I-Link's network, which expansion will require additional capital expenditures. There is no assurance that such capital will be available or that it will be available on terms beneficial to the Company. Moreover, the Company's ability to effectively achieve growth will require it to implement and improve operational, financial and management information systems and to train, motivate and manage employees, as well as to successfully market its products and services. These demands require the addition of new management personnel and the development of additional expertise by existing management. Failure to enhance customer support resources adequately to support increases in subscribers, or to adequately expand and enhance telecommunications infrastructure, may adversely affect the Company's ability to successfully conduct I-Link's business in the future. There can be no assurance that customer support or other resources will be sufficient to achieve future growth or that the Company will be able to implement in whole or in part the planned expansion. Any failure to do so could have a material adverse effect on the Company's future operating results.

I-Link Business Competition

     The market for telecommunications services is extremely competitive.

The Company believes that its ability to compete in I-Link's business successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of I-Link's Intranet infrastructure; market presence and channel development; the timing of introductions of new products and services into the industry; ease of access to and navigation of the Internet or other such Data Communication Networks; the Company's ability in the future to support existing and emerging industry standards; the Company's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

     While the Company believes there is currently no competitor in the North American market providing the same type of capabilities in the same manner as I-Link will offer using the I-Link Intranet, there are many companies that offer business communications services, and therefore compete with the Company at some level. These range from large telecommunications companies and carriers such as AT&T, MCI, Sprint and LDDS/WorldCom, to smaller, regional resellers of telephone line access. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with those of the Company on a more direct basis. These entities are far better capitalized than the Company and control significant market share in their respective industry segments. In addition, there may be other businesses that are attempting to introduce products similar to the Company's for the transmission of business information over the Internet. There is no assurance that the Company will be able to successfully compete with these market participants.

Dependence on Suppliers

     I-Link relies on other companies to provide data communications capacity via leased telecommunications lines. A significant portion of the leased telecommunications lines used by I-Link are currently provided by Sprint, US West, Pacific Telesis, Southwest Bell, and IXC. Further, the Company uses Sprint as the primary supplier of inbound and outbound telephone services in geographic areas the Company's own network does not cover. If any of Sprint, US West, Pacific Telesis, Southwest Bell, and IXC are unable or unwilling to provide or expand their current levels of service to the Company in the future, the Company's operations could be materially adversely affected. Although leased telecommunications lines are available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. The Company is also subject to risks relating to potential disruptions in such telecommunications services. No assurance can be given that significant interruptions of telecommunications services to the Company will not occur in the future. Changes in tariffs, regulations, or policies by any of the Company's telecommunications providers may adversely affect the Company's ability to continue to offer long-distance service on what it considers to be commercially reasonable or profitable terms.

     I-Link is also dependent on certain third party suppliers of hardware components. Although I-Link currently attempts to maintain a minimum of two vendors for each required product, certain components used by I-Link in providing networking services are currently acquired from only one source. I-Link may from time to time experience delays in the receipt of certain hardware components. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could materially adversely affect the Company's ability to integrate, conduct and implement expansion of I-Link's business.

Software and Service Development; Technological Change

     The Company's success in I-Link's business is highly dependent upon its ability to develop new software and services that meet changing customer requirements. The market for I-Link's services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new software and service introductions. There can be no assurance that the Company can successfully identify new service opportunities and develop and bring new software and services to the market in a timely manner, or that software, services or technologies developed by others will not render I-Link's software, services or technologies noncompetitive or obsolete in the future. The Company's pursuit of technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting the services currently provided by I-Link to alternate access devices and conduits.

Dependence on Network Infrastructure; Risk of System Failure; Security Risks

     Key to the quality of I-Link services and the future success of the Company is the capacity, reliability and security of its network infrastructure to support the services. The Company must expand and adapt network infrastructure as the number of users and the amount of information they wish to transfer increases and to meet changing customer requirements. The expansion and adaptation of the network infrastructure will require substantial financial, operational and management resources. There can be no assurance, however, that the Company will be able to expand or adapt the network infrastructure to meet additional demand or subscribers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that the Company will be able to deploy successfully the contemplated network expansion. Any failure of the Company to expand the network infrastructure, as needed, on a timely basis or to adapt to changing subscriber requirements or evolving industry standards could have a material adverse effect on the Company's overall business, financial condition and results of operations in the future.

New and Uncertain Business

     I-Link is a young business enterprise that is subject to all of the risks that present themselves to early stage companies, including but not limited to limited infrastructure, managerial resources, capitalization and market share. There can be no assurance that I-Link will be able to successfully compete with larger, more mature, better capitalized enterprises.

     In order to realize subscriber growth, the Company must be able to replace terminating subscribers and attract additional subscribers. However, the sales and marketing expenses and subscriber acquisition costs associated with attracting new subscribers are substantial. Accordingly, the Company's ability to improve operating margins will depend in part on the ability to retain subscribers. The Company plans to invest significant resources in the telecommunications infrastructure, customer support resources, sales and marketing expenses and subscriber acquisition costs. There can be no assurance that the Company's future efforts in this area will improve subscriber retention. Since the market for the Company's services is new and the utility of available services is not well understood by new and potential subscribers, it is not possible to predict future subscriber retention rates. Network Marketing Sales Program

     The Company has targeted all residential and small-business telecommunications users through the establishment of a Network Marketing sales program, providing individuals the opportunity to earn commissions on the sale of the Company's products. The Company formally launched its Network Marketing sales program in June 1997. A significant portion of the Company's current subscriber base was recruited through the Network Marketing sales program and future subscription growth depends in part on continued exploitation of this sales channel.

Certain Related Party Transactions

     During the first and second quarters of 1998 the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, LLC. As consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 6,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants have exercise periods of 7.5 years from issuance. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. Pursuant to the terms of the loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of the Company's subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share.

Potential Adverse Effects of Rate Changes

     The Company bills its customers for the various long-distance telecommunications services used by such customers. The total billing to each customer is generally less than the telephone charges for the same long-distance service that the customer would pay to a primary seller of such services, such as Sprint. I-Link's ability to undersell such primary seller arises as a result of the volume discount offered to I-Link in accordance with the terms of its contract with Sprint. The Company believes I-Link's lower customer bills is one of the most important factors in its ability to attract and retain customers. Therefore, narrowing of the differential between the rates charged to the Company's customers and the cost of the bulk-rate long-distance telecommunications services purchased by I-Link for resale to such customers would have a significant adverse effect on I-Link. To the extent this differential decreases, the savings I-Link is able to obtain for its customers would decrease and I-Link would lose customers and face increased difficulty in attracting new customers, and the Company's operating results would also be adversely affected.

Competition in the Switched Network Market

     I-Link's competition in the switched network market is all other long-distance providers. Due to the number of regional and local carriers, the number of competitors varies by geographic region. However, the principal competition is the big four carriers, AT&T, MCI, Sprint, LDDS/WorldCom and local regional Bell companies. With these carriers controlling the majority of the market share throughout the U.S., the majority of the potential customers to which I-Link's products and services are marketed to are customers of one of these carriers. The competitive advantages these four largest carriers have are primarily pervasive nationwide networks, name recognition, operating histories, and substantial advertising resources. There can be no assurance that I-Link will be able to successfully compete with such carriers.

Failure to Meet Sprint Minimum Purchase Requirements; Contingent Liabilities

     In December 1997 the Company signed a two-year negotiated contract with Sprint for the supply of inbound and outbound telephone services with volume discounts in return for minimum monthly purchase requirements of $1,000,000 per month through November 1998, and $1,200,000 per month from December 1998 through November 1999. Failure to achieve the minimum will require shortfall payments by the Company. The Company is finalizing negotiations to amend its arrangements with Sprint to reduce its monthly minimum obligations. There can be no assurance that its contract will be amended or that the Company will be able to achieve the required levels of sales.

Technological Change and New Services

     The telecommunications services industry has been characterized by steady technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend in part on its ability to anticipate such changes and to offer on a timely basis market responsive services that meet these evolving industry standards. There can be no assurance that the Company will have sufficient resources to introduce new services that would satisfy an expanded range of customer needs.

Customer Attrition

     The Company believes that a high level of customer attrition is common in the direct dial, long-distance industry. I-Link does not have a long history of operations and accordingly, the level of customer attrition experienced to date may not be indicative of future attrition levels. In addition, there can be no assurance that any steps taken by I-Link to counter increased customer attrition will be successful.

Dependence Upon Third Party Transmission Facilities

     The future profitability of the Company is based upon its ability to transmit its customers' long distance telephone calls on a cost effective basis over transmission facilities leased from facilities based long distance carriers that compete with the Company. The Company owns only a limited portion of the transmission facilities needed to complete all of its customers' long distance telephone calls. Accordingly, the Company is vulnerable to changes in its lease arrangements and the Company's direct dial long distance telephone business and the profitability thereof is dependent upon its ability to enter into cost effective lease arrangements, both long and short term, with facilities based carriers for the transmission of calls. While the Company believes that it has ample access to transmission facilities at attractive rates and expects to continue to have such access, there can be no assurance that leased capacity will continue to be available at cost-effective rates.

Year 2000 Issues

  The "Year 2000" issue results from computer programs and embedded computer chips that do not differentiate between the 1900 century and the 2000 century because they are written using two digit rather than four digit dates to define the applicable year. If not corrected, many computer applications and date-sensitive devices could fail or produce erroneous results when processing data involving dates after December 31, 1999. The Year 2000 issue affects virtually all companies and organizations, including the Company. The Company has formed a Year 2000 team whose responsibility it is to evaluate its information technology (IT) systems as well as its non-IT devices (such as building security, heating and air-conditioning, safety devices and other devices containing embedded electronic circuits). Both IT systems and non-IT devices are subject to failure due to the Year 2000 issue.

  The Company is in the "inventory and assessment" phases of its Year 2000 project with regard to its state of readiness related to IT and non-IT devices and issues related to third parties with which the Company has material relationships. While the Company has its own communications network to carry some of its traffic, the Company's system (as it is for all telecommunications companies) is completely dependent upon origination or termination of that traffic on significant third party vendors such as Sprint (the Company's current underlying carrier) and LECs (local exchange carriers) such as U.S. West. The Company is watching closely the progress of these significant third party vendors. In the event its third party vendors do not become Year 2000 compliant, the Company would need to switch vendors or face a significant negative impact on its ability to deliver its telecommunication services. The inability to deliver these services would have a substantial negative impact on the Company and its results of operations, liquidity and financial position.

  Upon completion of the inventory and assessment phases of the Year 2000 project, the Company will explore alternative solutions and develop contingency plans for handling critical areas in the event a remedy is not identified or is unsuccessful. Such plans have not yet been developed, but the Company intends to develop them as necessary to address each area of the Year 2000 risk. Completion of the Year 2000 project, including contingency plans, is expected by September 30, 1999.

  Costs. The Company is using both internal and external resources to identify, correct or reprogram, and test its systems for minimizing Year 2000 consequences and expects to incur consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the Year 2000. The total cost of modifications and conversions is not known at this time; however, it is not expected, at this time, to be material to the Company's financial position, results of operations or cash flows and will be expensed as incurred. As of September 30, 1998 the Company has not expended any funds but anticipates expending approximately $40,000 before December 31, 1998 which amount may vary subject to the results of the inventory and assessment phases in progress. Funds related to Year 2000 expenditures are expected to come from operations.

  Risks. The failure to correct a material Year 2000 problem could result in an interruption to or a failure of normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, the Company is unable to determine at this time whether the consequences of Year 2000 failure will have a materiel impact on the Company's results of operation, liquidity or financial condition. The Company's Year 2000 project to inventory and assess Year 2000 issues and implement plans to fix identified Year 2000 issues is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problems and, in particular, about the Year 2000 compliance and readiness of its major suppliers such as Sprint. The Company believes that, with the implementation of its enhanced services billing platform (which is being designed to be Year 2000 compliant) and completion of the Year 2000 project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

Equipment Failures; Natural Disaster

     Although the Company carries "commercial property/business interruption" insurance, such insurance does not include coverage of certain natural disasters. A major equipment failure or a natural disaster affecting any one of the Company's switching facilities could have a material adverse effect on the Company's operations.

Government Regulation

     Certain of the Company's operations are subject to regulation by the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). In addition, certain of the Company's businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, the Company's operations could have a material adverse effect on the Company and the value of the Common Stock. Recently, the Federal Government enacted the Telecommunications Act of 1996 (the "Telecommunications Act"), which, among other things, allows the Regional Bell Operating Companies ("RBOCs") and others to enter the long distance business. Entry of the RBOCs or other entities, such as electric utilities and cable television companies, into the long-distance business may have a negative impact on the Company or its customers. The Company anticipates that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized; (ii) already have substantial end user customer bases; or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long-distance business would mean that the Company would face substantially increased competition. This could have a material adverse effect on the Company and the value of the Common Stock. In addition, the Telecommunications Act provides that state proceedings may in certain instances determine access charges the Company is required to pay to the local exchange carriers. No assurance can be given that such proceedings will not result in increases in such rates. Such increases could have a material adverse effect on the Company or its customers and on the value of the Common Stock.

     ILC's activities are regulated by the public utility commissions of the various states in which the Company operates. Also, decisions by the FCC with respect to the permissible business activities or pricing practices may have an adverse impact on ILC's operations. ILC could be subject to complaints seeking damages and other relief filed by parties claiming to be harmed by ILC's failure to file tariffs. Moreover, any significant change in regulations by state governmental agencies could significantly increase ILC's costs or otherwise have an adverse impact on ILC's activities and on its expansion efforts. The FCC has recently taken or is currently considering action on various proposals, including proposals relating to interstate access transport services, public filing of rates, proprietary calling cards and billed party preference. Additionally, legislation has recently been enacted in Congress further liberalizing the telecommunications industry, specifically by permitting the Bell Operating Companies (BOCs) to provide service in the long-distance market and allowing the long-distance carriers such as AT&T, MCI and the Company into the local markets. Although safeguards have been inserted into the legislation to ensure fair competition, there can be no assurance that the entry of the BOCs into the long-distance market will not have a material adverse effect on the Company's business.

Government Regulation of Internet-Related Business

      I-Link has been moving its customers off the facilities of existing long distance carriers, and has increased its reliance on a proprietary Internet protocol network for transmission in the hope of enjoying minimal federal regulation under current rules. Historically, the FCC has not regulated companies that provide the software and hardware for Internet telephony, or other Internet data functions, as common carriers or telecommunications service providers. Moreover, in May 1997 the FCC concluded that information and enhanced service providers are not required to contribute to federal universal service funding mechanisms. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which the FCC has long-standing authority. The FCC's framework for "enhanced services" confirms that the FCC has authority to regulate computer-enriched services, but provides that carrier-type regulation would not serve the public interest. Only recently has this general approach been questioned within the industry.

Discontinued Medical Operations

     The majority of the Company's revenue in 1996 and 1995 was derived from owning and operating outpatient diagnostic imaging facilities in Florida. This revenue was primarily generated from two subsidiaries operating magnetic resonance imaging ("MRI") facilities. Effective December 31, 1997, the Company made the decision to sell its Medical Imaging Division. The Board of Directors approved the plan of disposal on March 23, 1998. Consequently, the Medical Imaging Division has been accounted for as a discontinued operation in the financial statements included herein. To the extent that the proceeds from such disposition are less than the expected disposition value, that will contribute further to the loss from discontinued operations.

Exposure to Tort Liability in Medical Industry

     The Company's discontinued medical operation operates, and has operated, medical equipment used to perform procedures on or diagnose disease in patients. The Company is exposed to tort liability in the event of harm to patients due to the negligence of the Company, its agents, and employees.
The Company currently maintains professional liability insurance coverage in the amount of $1,000,000. The Company also maintains an umbrella policy covering, among other things, workers' compensation, general, and automobile liability in an amount of $9,000,000 in coverage. Any claims could have a material adverse effect on the Company. In addition, there is no assurance that the Company will be able to continue to maintain such insurance coverage in the future. The Company acts as general partner of a limited partnership controlled by the Company that directly owns, controls and operates the Company's discontinued medical facilities. As such, the Company is exposed to general liability for torts committed by such partnership and its agents and employees and for contracts entered into by those partnerships.

Dividends

     The Company has not paid any dividends on any of its outstanding securities to date and, other than as set forth herein, does not anticipate paying any cash dividends on its securities in the foreseeable future. The Company currently intends to retain all working capital and earnings, if any, to finance the operations of its businesses and to expand its businesses. The Company's future cash flow and legal capital may be insufficient to enable the Company to pay cash dividends. As of November 27, 1998, the aggregate amount of undeclared and unpaid cumulative dividends for each class of the Company's preferred stock, and the number of shares of Common Stock which could be issued in lieu of such cash dividends, is as follows:

                                         Number of Shares of Common
Class of Security    Dividend Payable    Stock Issuable as Dividends
-----------------    ----------------    ---------------------------
Class C Preferred        $472,709                 90,885
Class F Preferred        $118,050                 55,501
Class M Preferred        $944,132                  n/a

     Dividends on the Class C Preferred Stock will be payable when, as and if declared by the Board of Directors, to the extent permissible under the Florida Business Corporation Act, to the holders of the Class C Preferred Stock in cash or, at the option of the Company as determined by the Board of Directors, in shares of Common Stock. Dividends may be paid in shares of Common Stock only if such shares have been registered under the Securities Act. In connection with the Winter Harbor equity investment in the Company, the Company has issued an aggregate of 4,400 shares of Series M Preferred Stock. The Series M Preferred Stock will be entitled to receive cumulative dividends in the amount of 10% per annum.

Authorization of Preferred Stock

     The Company's Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), authorize the issuance of up to 10,000,000 shares of Preferred Stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without stockholder approval, issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which are senior to the Shares or which could adversely affect the voting power or other rights of the holders of outstanding shares of Preferred Stock or Common Stock. In addition, the issuance of additional shares of Preferred Stock may have the effect of rendering more difficult, or discouraging, an acquisition of the Company or changes in control of the

Company. To date, a total of 501,000 shares of Preferred Stock have been designated in seven series, of which an aggregate 49,451 shares in three series remain outstanding. Although, other than as set forth herein, the Company does not currently intend to issue any additional shares of Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Risk Factors -- Future Issuances of Stock by the Company; Potential Anti-Takeover Effect," and " -- Certain Provisions of Articles of Incorporation and Bylaws."

Future Issuances of Stock by the Company; Potential Anti-Takeover Effect

     The Company has authorized capital stock of 75,000,000 shares of Common Stock, $.007 par value per share and 10,000,000 shares of preferred stock, $10.00 par value per share (the "Preferred Stock"). As of November 27, 1998, there were 18,754,352 shares of Common Stock issued and outstanding; 44,051 shares of Class C Preferred Stock issued and outstanding; 4,400 shares of Series M Preferred Stock issued and outstanding; and 1,000 shares of Series
F Preferred Stock issued and outstanding. Although, other than as disclosed herein, there are no present plans, agreements or undertakings with respect to the Company's issuance of any shares of stock or related convertible securities, the issuance of any of such securities by the Company could have anti-takeover effects insofar as such securities could be used as a method of discouraging, delaying or preventing a change in control of the Company.
Such issuance could also dilute the public ownership of the Company.
Inasmuch as the Company may, in the future, issue authorized shares of Common Stock or Preferred Stock without prior stockholder approval, there may be substantial dilution to the interests of the Company's stockholders. The issuance of additional shares of Common Stock may have the effect of rendering more difficult or discouraging an acquisition or change in control
of the Company.   In addition, a stockholder's pro rata ownership interest in the Company may be reduced to the extent of the issuance and/or exercise of any options or warrants relating to the Common Stock or Preferred Stock. See "Description of Securities."

     Class C Preferred Stock. Each outstanding share of Class C Preferred Stock may be converted into 24 shares of Common Stock. Any shares of Class C Preferred Stock still outstanding on September 6, 2001 shall convert to Common Stock automatically at a conversion rate determined by dividing $60.00 by the lower of (a) $2.50 or (b) 50% of the average closing bid price of the Common Stock for the ten trading days immediately preceding September 6, 2001. As of November 27, 1998, if all outstanding shares of Class C Preferred Stock were converted, the Company would issue 1,057,224 shares of Common Stock therefor.

     Series M Preferred Stock. The Series M Preferred Stock has a conversion value of $2,750 per share plus any accrued unpaid dividends, and is convertible into shares of Common Stock at $2.75 per share of Common Stock, which price may be adjusted downward in the event of certain dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations. Each outstanding share of Series M Preferred Stock may be converted into 2,750 shares of Common Stock. If all outstanding shares of Series M Preferred Stock were converted on November 27, 1998, the Company would issue 4,400,000 shares of Common Stock therefor. On October 10, 2002, all shares of Series M Preferred Stock still outstanding shall be converted to Common Stock automatically, at the lower of (a) $2.75 per share of Common Stock, subject to adjustment, or (b) 50% of the average closing bid price of the Common Stock in the ten trading days preceding October 10, 2002.

     Winter Harbor Convertible Debt. Winter Harbor, the holder of the Series M Preferred Stock, may elect at any time to convert $7,768,000 of Company debt into an additional 3,107.2 shares of Series M Preferred Stock, as of November 27, 1998. Such additional shares of Series M Preferred Stock would be convertible into 3,107,200 shares of Common Stock, on the same terms as outlined in the previous paragraph.

     Winter Harbor Warrants. As of November 27, 1998, Winter Harbor, the sole holder of Series M Preferred Stock, held warrants, exercisable at any time, for the purchase of up to 17,540,000 shares of Common Stock. In addition, should Winter Harbor elect to convert its $7.768 million in promissory notes into additional shares of Series M Preferred Stock, it is entitled to receive additional warrants to purchase 5,000,000 shares of Common Stock. The exercise prices of all of such warrants varied at the time of their respective issuances, however, all are subject to adjustment downward to equal the market price of Common Stock in the event the Common Stock market price is below the original exercise price at the time of exercise, subject to an exercise price lower limit of $2.75 per share.

     Series F Preferred Stock. The Series F Preferred Stock has a stated value of $10,000 per share plus any accrued unpaid dividends, and may be converted at any time. As of November 27, 1998, each of the 1,000 shares of Series F Preferred Stock may be converted into approximately 4,701.457 shares of Common Stock. If all outstanding shares of Series F Preferred Stock were converted on that date, the Company would issue 4,701,457 shares of Common Stock therefor without giving effect to the limitations contained in the terms of the Series F Preferred Stock. The "Series F Conversion Price" in effect on a conversion date shall be the lesser of (a) $3.76 and (b) 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date; provided, however, that the Series F Conversion Price shall not be less than $2.50 (the "Floor Price"). In the event the market price remains below $2.50 for five consecutive trading days, the Floor Price will be re-set to the lower rate, provided, however, that after such initial reset, if any, subsequent resets of the Floor Price may occur and shall be based upon the then most recent reset price, and provided, further, that the Floor Price shall not be less than $1.25. See "Description of Securities - Series F Preferred Stock." (The stated conversion factors give effect to certain liquidated damages clauses set forth in the terms of the Series F Preferred Stock.) See "Description of Securities." Any shares of Series F Preferred Stock still outstanding on July 28, 2001 shall convert to Common Stock automatically at the Series F Conversion Price then in effect.

     JNC Warrants. The Company issued an aggregate of 350,000 warrants to purchase Common Stock to JNC, comprising 250,000 shares issuable under the JNC First Warrant and 100,000 shares issuable under the JNC Second Warrant. The exercise price of the JNC First Warrant is $5.8725 and of the JNC Second Warrant is $4.00. Such exercise prices are subject to adjustment in the event of certain dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations, or in the event the Company should issue warrants in the future which are exercisable at a price that is lower than the exercise price of the respective JNC warrant.

     Financing Warrants. The Company issued to two persons not affiliated with the Company an aggregate of 75,000 Financing Warrants, exercisable for $4.89375 per share. The exercise price of the Financing Warrants is subject to adjustment in the event of certain dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations, or in the event the Company should issue warrants in the future which are exercisable at a price that is lower than the exercise price of the Financing Warrants.

     Other Outstanding Options and Warrants. The Company has issued options and warrants to purchase an aggregate of 10,129,942 shares of Common Stock to employees and others, at exercise prices ranging from $0.88 to $8.63.

Future Sales of Stock by Stockholders

     As of November 27, 1998, approximately 3,760,2826 shares of Common Stock issued and outstanding were "restricted securities" as that term is defined under the Securities Act and in the future may only be sold in compliance with Rule 144 promulgated under the Securities Act or pursuant to an effective registration statement. Rule 144 provides, in essence, that a person (including a group of persons whose shares are aggregated) who has satisfied a one-year holding period for such restricted securities may sell within any three-month period, under certain circumstances, an amount of restricted securities which does not exceed the greater of 1% of that class of the Company's outstanding securities or the average weekly trading volume of that class of securities during the four calendar weeks prior to such sale. In addition, pursuant to Rule 144, persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the quantity limitations or the manner of sale restrictions of the rule. As of the date hereof, substantially all of the Company's restricted securities are available for resale pursuant to Rule 144 or pursuant to a currently effective registration statement (separate from the registration statement of which this Prospectus forms a part), which will allow such shares to be resold into the market.

     In the event that the shares of Common Stock which are not currently salable become salable by means of registration, eligibility for sale under Rule 144 or otherwise and the holders of such securities elect to sell such securities in the public market, there is likely to be a negative effect on the market price of the Company's securities and on the ability of the Company to obtain additional equity financing. In addition, to the extent that such securities enter the market, the value of the Company's securities in the over-the counter market may be reduced. No predictions can be made as to the effect, if any, that sales of such securities (or the availability of such securities for sale) will have on the market price of any of such securities which may prevail from time to time. Nevertheless, the foregoing could adversely affect such prevailing market prices.

Continued Nasdaq Listing

     The Common Stock is traded on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market ("Nasdaq") under the symbol "ILNK." While the Common Stock is currently listed for quotation on Nasdaq, there can be no assurance given that the Company will be able to continue to satisfy the requirements for maintaining quotation on Nasdaq or that such quotation will otherwise continue. If, for any reason, the Common Stock becomes ineligible for continued listing and quotation, holders of the Company's securities may have difficulty selling their securities should they desire to do so.

     Under applicable Nasdaq rules, in order to qualify for continued listing on Nasdaq, a company must have, among other things: (1) net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income in two of the previous three years of at least $500,000; (2)

500,000 or more publicly trading shares (not counting shares held by affiliates of the Company); (3) market value of public float of at least $1,000,000; (4) minimum bid price of $1.00; (5) not fewer than two marketmakers; and (6) not fewer than 300 shareholders. Although the Company was able initially to satisfy the requirements for listing of its securities on Nasdaq, the Company may be unable to continue to satisfy the requirements for maintaining quotation of its securities thereon, and trading, if any, in the Company's securities would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. or on the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of such securities.

"Penny Stock" Regulations

     The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and information on the limited market in penny stocks. In addition, the broker-dealer must obtain a written acknowledgement from the customer that such disclosure information was provided and must retain such acknowledgement for at least three years. Further, monthly statements must be sent to the customer disclosing current price information for the penny stock held in the account. While many Nasdaq-listed securities would otherwise be covered by the definition of penny stock, transactions in a Nasdaq-listed security would be exempt from all but the sole marketmaker provision for: (i) issuers who have $2,000,000 in tangible assets ($6,000,000 if the issuer has not been in continuous operation for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a Nasdaq-listed security directly with a Nasdaq marketmaker for such securities would be subject only to the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative. The foregoing rules may materially adversely affect the liquidity for the market of the Company's securities. Such rules may also affect the ability of broker-dealers to sell the Company's securities and may impede the ability of holders of the Company's securities to sell such securities in the secondary market.

Certain Provisions of Articles of Incorporation and Bylaws

     Pursuant to the Articles of Incorporation, the Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock without action by the stockholders in one or more series having such preferences, rights and other provisions as the Board of Directors may designate in providing for the issuance of such series. The Articles of Incorporation and Bylaws contain provisions which may discourage certain transactions which involve an actual or threatened change in control of the Company. See "Description of Securities -- Anti-Takeover Measures."

Classification of the Board of Directors

     The Board of Directors of the Company is classified into three classes. Members of each class serve for staggered three year terms, with members of one class coming up for election each year. The classification of the Board of Directors may make it difficult for shareholders to effect a change in management.

Voting Control

     Winter Harbor owns 4,400 shares of Series M Preferred Stock, which are convertible at any time into 4,400,000 shares of Common Stock, and it holds $7.768 million in promissory notes, which are convertible into 3,107.2 shares of Series M Preferred Stock, which in turn would be convertible at any time into 3,107,200 shares of Common Stock. Winter Harbor also holds warrants, exercisable at any time, for the purchase of up to 17,540,000 shares of Common Stock. In addition, should Winter Harbor elect to convert its $7.768 million in promissory notes into additional shares of Series M Preferred Stock, it is entitled to receive additional warrants to purchase 5,000,000 shares of Common Stock. Upon the conversion of the Series M Preferred Stock, conversion of the convertible promissory notes and the exercise of all of its warrants, securities then held by Winter Harbor (an aggregate of 30,047,200 shares) would represent 61.6% of the then outstanding voting securities of the Company. Mr. Keenan serves on the Board of Directors as the designee of Winter Harbor. As a group, the officers and directors of the Company may be deemed to beneficially own an aggregate of 3,054,896 shares, or approximately 14.1% of the outstanding voting securities. By virtue of their ownership of the Company's issued and outstanding Common Stock, the officers and directors of the Company have the ability to influence the election of directors and, consequently, influence the Company's business and affairs.

Lack of Certain Patent Protection

     The Company currently holds three patents for voice and data compression and conferencing, and has filed additional patent applications for various technologies including its technology for fax and voice communications over an internet environment. To the extent any technology included in such products is patentable, there can be no assurance that any patent will in fact be issued or that such patents will be effective to protect the Company's products from duplication by other developers. In addition, there can be no assurance that the Company will be able to afford the expense of any litigation that may be necessary to enforce its right under any patent.

New Products

     New products are subject to substantial risks, including high costs of introduction, market acceptance and duplication by other developers. See "Risk Factors -- I-Link Business Competition."

Dilutive Impact of Outstanding Options, Warrants and Convertible Securities

     The holders of outstanding options, warrants and convertible securities have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership, with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while such options and warrants are outstanding. At any time at which the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by such options and warrants. The holders of such options and warrants have the right to require registration under the

Securities Act of the shares of Common Stock that are issuable upon exercise of such options and warrants and have certain demand and/or "piggy-back" registration rights. The cost to the Company of effecting any such registration may be substantial.

                              USE OF PROCEEDS

     The Company previously issued 1,000 shares of Series F Preferred Stock, into which the Conversion Shares are convertible, the JNC First Warrant, the JNC Second Warrant, and the Financing Warrants. The Company will not receive any cash proceeds from the resale of the Conversion Shares, Dividend Shares or the resale of JNC First Warrant Shares, JNC Second Warrant Shares or Financing Warrant Shares offered hereby. To the extent all of the issued and outstanding JNC First Warrant, JNC Second Warrant and Financing Warrants are exercised, the Company may realize proceeds of up to $1,468,125, $400,000 and $367,031, respectively, all of which would be used for working capital purposes. See "Description of Securities."

                      DETERMINATION OF OFFERING PRICE

     The purchase price, conversion ratios and other terms of the Series F Preferred Stock and the exercise price of the JNC First Warrant, JNC Second Warrant and Financing Warrants were determined by arms length negotiation with the Selling Securityholders. The total purchase price of the Series F Preferred Stock was paid in cash to the Company by JNC.

                                 DILUTION

     Holders of Common Stock of the Company will suffer significant dilution in the event that any of the Company's outstanding convertible securities, including Series F Preferred Stock and JNC First Warrant, JNC Second Warrant and Financing Warrants, are converted or exercised by the holders thereof. See "Description of Securities." Additional dilution may result in the event of the exercise of other outstanding warrants and options, including options granted pursuant to the Company's stock option and purchase plans and employment agreements.

                          SELLING SECURITYHOLDERS

     The following table sets forth the beneficial ownership of the Registered Securities by each person who is a Selling Securityholder. The table assumes that each Selling Securityholder is offering for sale securities previously issued or issuable by the Company and/or shares of Common Stock issuable in the event of conversion or exercise of outstanding securities. The Company has agreed to pay all expenses in connection therewith (other than brokerage commissions and fees and expenses of their respective counsel). None of the Selling Securityholders has ever held any position with the Company or had any other material relationship with the Company. By its terms, the Series F Preferred Stock is subject to specific provisions that would prevent any issuance of Conversion Shares at a price below the market or book value of the Common Stock if and to the extent that such shares (along with any Conversion Shares previously issued and, under certain circumstances, any shares of Common Stock issued or issuable upon exercise of the JNC First Warrant, the JNC Second Warrant or as Dividend Shares) would equal or exceed in the aggregate 20% percent of the number of shares of Common Stock outstanding on the Original Issue Date (equal to 3,691,603 shares), absent shareholder approval as contemplated by the Nasdaq Stock Market Non-Quantitative Designation Criteria. The

Company will not receive any proceeds from the sale of such securities by the Selling Securityholders.

                                                  Maximum
                                  Common Stock   Amount of   Percent of Common
                                  Beneficially  Common Stock    Stock Owned
Name of Selling Securityholder(1)    Owned     To Be Offered After Offering (2)
--------------------------------- ------------ ------------- ------------------
JNC Opportunity Fund Ltd.(6)        986,863(3)   8,633,052(4)       -0-
Wharton Capital Partners, Ltd.(7)    37,500(5)      37,500(5)       -0-
Leslie Bines                         37,500(5)      37,500(5)       -0-

________

(1) As to each person named as beneficial owners, such person's percentage of ownership is determined by assuming that any warrants or convertible securities held by such person which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be.
(2) Unless otherwise indicated, assumes the conversion, exercise and sale of the entirety of the securities being offered by the named Selling Securityholder.
(3) Pursuant to the terms of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company setting forth the terms of the Series F Preferred Stock, the named Selling Securityholder may not convert shares of Series F Preferred Stock (or receive Dividend Shares relating thereto) to the extent that the number of shares of Common Stock beneficially owned by it and its affiliates after such conversion or dividend payment would exceed 4.999% of the issued and outstanding shares of Common Stock following such conversion. This limitation applies to the number of shares of Common Stock held at any one time and does not prevent the holder of Series F Preferred Stock from converting some of its shares of Series F Preferred Stock, selling the Common Stock received, then, subject to the aforementioned limitation, converting additional shares of Series F Preferred Stock. (Such
     4.999% limitation may be waived by the named Selling Securityholder upon 75 days notice to the Company.) The number of shares of Common Stock listed as beneficially owned represents the number of shares of Common Stock issuable to the named Selling Securityholder, (i) subject to the limitation set forth in the first sentence of this Footnote, upon conversion of the Series F Preferred Stock (or as payment of dividends thereon) at an assumed conversion price of $2.127 per share of Common Stock; and (ii) upon exercise of the JNC First Warrant and JNC Second Warrant. Because the conversion price applicable to the Series F Preferred Stock is dependent in part upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will, subject to the limitation set forth in the first sentence of this Footnote, be issued in respect of such conversions or dividend payments, and consequently the number of shares of Common Stock that will be beneficially owned by the Selling Securityholder, will fluctuate and cannot be determined as of the date hereof. If no effect were given to the limitation set forth in the first sentence of this Footnote, the named Selling Securityholder would be deemed to beneficially own 5,106,958 shares of Common Stock, or 21.4% of the then outstanding Common Stock. See "Description of Securities - Series F Preferred Stock."

(4) Represents Conversion Shares issuable upon conversion of 1,000 shares of Series F Preferred Stock, Dividend Shares for dividends accrued to date, shares of Common Stock issuable upon exercise of the JNC First Warrant and shares of Common Stock issuable upon exercise of the JNC Second Warrant. Subject to the limitation expressed in the first sentence of Footnote 3, because the number of shares of Common Stock issuable upon conversion of Series F Preferred Stock and as payment of dividends thereon is dependent in part upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will be issued in respect of such conversions or dividend payments and, consequently, offered for sale under this Registration Statement, cannot be determined as of the date hereof. However, to provide for such fluctuations, the Company has contractually agreed to include herein an aggregate of 8,633,052 shares of Common Stock issuable upon conversion of the Series F Preferred Stock, payment of dividends thereunder and upon exercise of the JNC First Warrant and JNC Second Warrant.
(5)  Represents Financing Warrant Shares.
(6) Encore Capital Management, L.L.C. is the investment advisor to JNC and as such, has the authority to vote and dispose of securities being offered by JNC hereunder. James Q. Chau and Neil T. Chau are the controlling persons of Encore Capital Management, L.L.C.
(7) The controlling persons of Wharton Capital Partners, Ltd. are Michael Arnouse and Barry R. Minsky.

                         DESCRIPTION OF SECURITIES

Common Stock

     The Company is currently authorized to issue 75,000,000 shares of Common Stock, par value $.007 per share. As of November 27, 1998, there are 18,754,352 shares of Common Stock issued and outstanding and approximately 420 holders of record of the Common Stock, and approximately 7,100 beneficial owners. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to the stockholders of the Company for a vote thereon. The holders of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) as noted above, are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. Prior to any payment of dividends to the holders of Common Stock, all accrued and unpaid dividends on any outstanding shares of Preferred Stock must be paid. Other than as set forth herein, the Company anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend upon, among other things, the capital requirements and the operating and financial conditions of the Company.

Preferred Stock

     The Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, $10.00 par value per share (previously defined as the "Preferred Stock"). The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Articles of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. New issuances of shares of Preferred Stock with voting rights can affect the voting rights of the holders of outstanding shares of Preferred Stock and Common Stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Furthermore, additional issuances of shares of Preferred Stock with conversion rights can have the effect of increasing the number of shares of Common Stock outstanding up to the amount of Common Stock authorized by the Articles of Incorporation and can also, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and/or otherwise adversely affect the rights of holders of outstanding shares of Preferred Stock and Common Stock. To the extent permitted by the Articles of Incorporation, such shares of Preferred Stock may have preferences over the Common Stock (and other series of Preferred Stock) with respect to dividends and liquidation rights. As of November 27, 1998, 240,000 shares of Preferred Stock had been designated Class C Preferred Stock (of which 44,051 are issued and outstanding); 29,000 shares of Preferred Stock had been designated Series M Preferred Stock (of which 4,400 are outstanding); and 1,000 shares of Preferred Stock had been designated Series F Preferred Stock (of which all 1,000 are outstanding).

Series E Preferred Stock

     On July 7, 1998 the Company entered into a purchase agreement with JNC to issue 1,000 shares of 5% Series E Convertible Preferred Stock ("Series E Preferred Stock") and the JNC First Warrant in consideration of $10,000,000. In late July 1998, in order to address perceived poor market acceptance of the existence of the Series E Preferred Stock, the Company renegotiated its agreement with JNC, and on July 28, 1998 JNC agreed to surrender all 1,000 outstanding shares of Series E Preferred Stock in exchange for 1,000 shares of Series F Preferred Stock and the JNC Second Warrant. The terms and conditions of the Series E Preferred Stock were substantially identical to those of the Series F Preferred Stock (see below) except for three material changes relating to calculation of the "Conversion Price." First, the "Initial Conversion Price" of the Series E Preferred Stock was to be, for the first 180 days after issuance, equal to 110% of the average of the market price of the Common Stock for the five days preceding July 7, 1998, and for the period after 180 days from issuance, equal to the average of the market price of the Common Stock for the five trading days preceding a conversion date, whereas the "Initial Conversion Price" of the Series F Preferred Stock was set at $4.00. Second, the "Discount Rate" was lowered from an initial factor of 90% (for the Series E Preferred Stock) to 87% (for the Series F Preferred Stock); and third, a "Floor Price" was introduced to the calculations for Series F Preferred Stock, which Floor Price represented the lower limit of downward adjustment of the Conversion Price. The Floor Price, which was set at $2.50 but which may be adjusted to as low as $1.25, was not present in the Series E Preferred Stock. The Company had designated 1,000 shares of Preferred Stock to be Series E Preferred Stock, and all of such shares were issued and subsequently returned to the Company and cancelled.
No further shares of Series E Preferred Stock are issuable.

Series F Preferred Stock

     There are 1,000 shares of 5% Series F Convertible Preferred Stock ("Series F Preferred Stock") designated, all of which were issued on July 28, 1998 (the "Original Issuance Date") in consideration of the exchange of 1,000 shares of Series E Preferred Stock (see previous paragraph). All 1,000 shares of Series F Preferred Stock remain outstanding as of the date hereof. Except as otherwise provided by law, shares of Series F Preferred Stock have no voting rights.

     Dividends.  Commencing on September 30, 1998, the holders of the Series
F Preferred Stock ("Holders") are entitled to cumulative preferential dividends, when, as and if declared by the Board of Directors, on a quarterly basis on March 31, June 30, September 30 and December 31 each year in an amount equal to 5% per annum of the stated value per share of $10,000 (the "Stated Value"). If the Company elects to pay dividends in shares of Common Stock, the number of shares issuable shall be determined by dividing the amount of the dividend by an amount equal to the lesser of (a) $3.76 or (b) 81% of the average of the three lowest per share market values of the Common Stock during the twenty-two trading days immediately preceding the dividend payment date. (The factors in the previous sentence which determine the number of shares to be issued as dividends give effect to certain liquidated damages clauses set forth in the terms of the Series F Preferred Stock.) Dividends will be paid, to the extent permissible under the Florida Business Corporation Act, to the Holders of the Series F Preferred Stock in cash or, at the option of the Company, in shares of Common Stock ("Dividend Shares"), provided, however, that no payment of dividends in Common Stock may occur if (a) (1) the Dividend Shares are not the subject of an effective registration statement under the Securities Act or (2) the Dividend Shares may not be sold without volume restrictions pursuant to Rule 144 under the Securities Act, (b) there are not sufficient shares of Common Stock authorized and reserved for issuance for such dividend, (c) the Company shall have failed to timely satisfy its conversion obligations or shall have defaulted on any of the covenants and obligations of the Series F Preferred Stock, (d) to the extent such dividend payment would result in the Holder of the Series F Preferred Stock beneficially owning, in the aggregate, in excess of 4.999% of the then issued and outstanding shares of Common Stock, or (e) the Common Stock is not listed on Nasdaq. (The conditions set forth in clauses (a), (b), (c), (d) and (e) of the preceding sentence shall be referred to herein as "Impeding Conditions.") All overdue accrued and unpaid dividends and other amounts due on Series F Preferred Stock will entail a late fee at the rate of 15% per annum.

     Conversion Rights. Unless previously redeemed, the Series F Preferred Stock is convertible into shares of Common Stock ("Conversion Shares"), at any time and from time to time, at the option of the holder. The terms of the Series F Preferred Stock provide that, initially, the "Conversion Price" in effect on any conversion date will be the lesser of (a) $4.00 (the "Initial Conversion Price") and (b) 87% (the "Discount Rate") of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date. By its terms, as of November 27, 1998 the conversion price of the Series F Preferred Stock had been adjusted so that it would be the lesser of (x) $3.76 or (y) 81% of the average of the three lowest per share market values of the Common Stock during the twenty-two trading days immediately preceding the conversion or dividend payment date. The terms of the Series F Preferred Stock also provide that the Conversion Price will not be less than $2.50 (the "Floor Price"); however, in the event the market price remains below $2.50 for five consecutive trading days, the Floor Price would be re-set to a lower rate, provided that after such initial reset, if any, subsequent resets of the Floor Price may occur and would be based upon the then most recent reset price, and provided, further, that the Floor Price shall not be less than $1.25. As of November 27, 1998, the Floor Price has been reset to $2.00. The Floor Price will not apply in the event the Common Stock is not listed on the Nasdaq SmallCap Market, the Nasdaq

National Market, the New York Stock Exchange or the American Stock Exchange. The ratio ("Conversion Ratio") which determines the number of Conversion Shares issuable upon such conversion is equal to a fraction, the numerator of which is $10,000 plus accrued but unpaid dividends (including any accrued but unpaid late fees thereon) and the denominator of which is the Conversion Price at the time of conversion.

     A Holder of Series F Preferred Stock may not convert shares of Series F Preferred Stock to the extent such conversion would result in such Holder beneficially owning, in the aggregate, in excess of 4.999% of the then issued and outstanding shares of Common Stock following such conversion; provided, however, that such percentage limitation may be waived by the Holder of the Series F Preferred Stock upon 75 days written notice to the Company. This limitation applies to the number of shares of Common Stock held at any one time and does not prevent the holder of Series F Preferred, selling the Common Stock received, then, subject to the aforementioned limitation, converting additional shares of Series F Preferred Stock.

     The Series F Preferred Stock is subject to specific provisions that would prevent any issuance of Series F Conversion Shares or Series F Dividend Shares, and in certain cases the JNC Seconds Warrant Shares, at a price below the market or book value of the Common Stock if and to the extent that such shares (along with any Conversion Shares previously issued and, under certain circumstances, any shares of Common Stock issued or issuable upon exercise of the JNC First Warrant, the JNC Second Warrant or as Dividend Shares) would equal or exceed in the aggregate 20% percent of the number of shares of Common Stock outstanding on the Original Issue Date (equal to 3,691,603 shares), absent shareholder approval as contemplated by the Nasdaq Stock Market Non-Quantitative Designation Criteria. Should the holder of Series F Preferred Stock elect to convert Series F Preferred Stock on terms that would require shareholder approval, and such shareholder approval has not been obtained, then, with respect to the issuance of such additional shares of Common Stock in excess of the 20% threshold (the "Excess Shares"), the Company may be obligated to either (a) use its best efforts to obtain shareholder approval of the issuance of the Excess Shares within 60 days of receiving request therefor, (b) issue the Excess Shares and accrued dividends thereunder at a conversion price equal to the closing sale price of the Common Stock on July 28, 1998 and pay to the converting holder of Series F Preferred Stock an amount in cash equal to the product of the conversion price on the applicable conversion date and the number of Excess Shares that would have been issuable but for the application of the 20% limitation provision, or (c) redeem from the converting holder of Series F Preferred Stock the shares of Series F Preferred Stock relating to the Excess Shares.

     Adjustments of Initial Conversion Price or Discount Rate; Certain Cash Payments. The Series F Preferred Stock is protected by anti-dilution and price-protection features. In certain events (each, an "Adjustment Event"), the Initial Conversion Price or the Discount Rate, as applicable, shall be decreased by two percentage points on the Event Date and on each monthly anniversary thereof until the earlier to occur of the second month anniversary after the Event Date or such time as the applicable Adjustment Event is cured. The method of calculation of the date of occurrence of an Adjustment Event (an "Event Date") varies with each Adjustment Event. Commencing on the second month anniversary after the Event Date, the Holder shall have the option to either (x) require further cumulative two percent discounts to continue or (y) require the Company to pay to the Holder two percent of the aggregate Stated Values of the shares of Series F Preferred Stock then held by such Holder, in cash, as liquidated damages, on the first day of each monthly anniversary of the Event Date, until such time as the applicable Adjustment Event is cured. An Adjustment Event will occur when (a) a registration statement relating to the Registrable Securities is not filed with the Commission by the 30th day after the Closing Date (as that term is defined in the Registration Rights Agreement between the Company and JNC),
(b) the Company fails to request acceleration of the effectiveness of such registration statement should the staff of the Commission advise the Company that the registration statement will not be reviewed or is not subject to further review, (c) the registration statement fails to be declared effective by the Commission by the 90th day after the Closing Date, (d) the registration statement, after it is filed and declared effective, thereafter ceases to be effective as to all Registrable Securities at any time prior to the date which is three years after the date that such registration statement is originally declared effective by the Commission, or such earlier date when all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) (the "Effectiveness Period"), provided that such lapsed registration statement is not succeeded within ten days by a subsequent registration statement filed and declared effective by the Commission, (e) trading of the Common Stock is suspended from Nasdaq or any subsequent trading market for more than three business days (which need not be consecutive days) (f) conversion rights are suspended for any reason, or (g) an amendment to the registration statement is not filed by the Company within ten days of the Commission's notifying the Company that such amendment is required in order for the registration statement to be declared effective. Any decrease in the Initial Conversion Price and the Discount Rate pursuant to the events described in this paragraph shall remain in effect notwithstanding the fact that the Adjustment Event causing such decrease has been subsequently cured and further monthly decreases have ceased.

     Other instances in which the Initial Conversion Price or the Discount Rate may be adjusted during any period while Series F Preferred Stock is outstanding include (i) payments of stock dividends or other distributions on securities junior in rank to the Series F Preferred Stock, (ii) subdivision of the outstanding shares of Common Stock into a larger number of shares,
(iii) combination of the outstanding shares of Common Stock into a smaller number of shares, (iv) issuance by reclassification of shares of Common Stock any shares of capital stock of the Company, (v) issuance of rights, warrants or options to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share which is less than the per share market value of Common Stock at the record date for such transaction, (vi) issuance of shares of Common Stock or rights, warrants, options or other securities or debt that is convertible into or exchangeable for shares of Common Stock entitling any person to acquire shares of Common Stock at a price per share less than the Conversion Price, or (vii) distribution to all holders of Common Stock (but not to Holders) of evidences of indebtedness or assets or rights or warrants to subscribe for or purchase any securities of the Company (other than those referred to previously in this paragraph).

     Automatic Conversion. Unless previously redeemed or converted, the Series F Preferred Stock shall be automatically converted into Conversion Shares on July 28, 2001 at a Conversion Price determined as of such date. However, if certain Impeding Conditions are in effect, such automatic conversion may not then occur. Further, automatic conversion shall be postponed for such amount of time that the Holder is unable to sell Conversion Shares because they are not listed on Nasdaq or because they are not subject of a current registration statement.

     Redemption. The Series F Preferred Stock is redeemable at any time or from time to time, at the option of the Company, on twenty trading days written notice to the holders thereof at a redemption price equal to the sum of (i) the product of (A) the number of shares of Series F Preferred Stock to be redeemed and (B) the product of (1) the average per share market value for the five trading days immediately preceding (x) the date of the redemption notice or (y) the date of payment in full by the Company of the redemption price, whichever is greater, and (2) the Conversion Ratio calculated on the date of the redemption notice, and (ii) all other amounts, costs, expenses and liquidated damages due in respect to such shares of Series F Preferred Stock. In certain instances (each an "Triggering Event"), including the Company's failure to have a registration statement covering the Conversion Shares declared effective by January 17, 1999, the holders of the Series F Preferred Stock may require that the Company redeem their Series F Preferred Stock. In such case, the redemption price for each such share will be no less than the sum of (i) the greater of (A) 130% of the Stated Value and all accrued dividends with respect to any such share, and (B) the product of (a) the per share market value on the trading day immediately preceding (x) the date of the Triggering Event or the conversion date, as the case may be, or
(y) the date of payment in full by the Company of the applicable redemption price, which ever is greater, and (b) the Conversion Ratio calculated on the date of the Triggering Event, or the conversion date, as the case may be, and
(ii) all other amounts, costs, expenses and liquidated damages due in respect of such shares of Series F Preferred Stock.

     Registration Rights. The Company is required to file with the Commission, within 30 days of the Closing Date, a registration statement covering (i) 175% of the Conversion Shares and the Dividend Shares, and (ii) the JNC First Warrant Shares, JNC Second Warrant Shares and Financing Warrant Shares (collectively, the "Registrable Securities"). Such registration statement shall be for a "shelf registration" of the Registrable Securities, to be offered on a continuing basis pursuant to Rule 415 promulgated under the Exchange Act. The Company is obligated to use its best efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the 90th day following the Closing Date, and to use its best efforts to keep such registration statement continuously effective under the Securities Act until the expiration of the Effectiveness Period.

Other Registered Warrants

     On June 30, 1998 the Company issued a warrant ("JNC First Warrant") to purchase 250,000 shares of Common Stock to JNC Opportunity Fund Ltd. ("JNC"). The JNC First Warrant was issued as partial consideration for JNC's commitment to purchase 1,000 shares of Series E Preferred Stock, and are exercisable for $5.8725 per share for a term of five years. Also on June 30, 1998, warrants ("Financing Warrants") to purchase 37,500 shares were issued to each of Wharton Capital Partners, Ltd. ("Wharton") and Leslie Bines ("Bines"); the Financing Warrants are exercisable for $4.89375 per share for a term of five years. The warrants issued to Wharton and Bines were in connection with financial consulting services provided to the Company related to the investment by JNC. On July 28, 1998 the Company issued an additional warrant (the "JNC Second Warrant") to JNC for the purchase of 100,000 shares of Common Stock, exercisable for $4.00 per share for a five year term. The JNC Second Warrant was issued to JNC as an inducement to JNC to enter into the Exchange Agreement, whereby JNC exchanged its 1,000 shares of Series E Preferred Stock for 1,000 shares of Series F Preferred Stock. All of such warrants contain anti-dilution provisions in the event of certain transactions such as stock splits, dividends or reclassifications, mergers and reorganizations, or in the event the Company should issue warrants in the future which are exercisable at a price that is lower than the exercise price of the respective warrant.

Anti-Takeover Measures

     The Articles of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing the Company's management. The Articles of Incorporation provide for a classified Board of Directors and that vacancies on the Board of Directors shall be filled only by a majority of the remaining directors then in office.

     In addition, the Bylaws provide, among other things, that no proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the Secretary of the Company with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities he or she holds of record and which he or she holds beneficially, the text of the proposal to be presented at the meeting and a statement in support of the proposal. Any stockholder may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business proposed by a stockholder (acting in such capacity) shall be acted upon at such annual meeting unless stated and filed as described above.

Transfer Agent

     American Stock Transfer & Trust Company, New York, New York is the Registrar and Transfer Agent for the Company's Common Stock.

                           PLAN OF DISTRIBUTION

     The Selling Securityholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the Registered Securities in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Registered Securities may be sold by the Selling Securityholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Registered Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of the applicable exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales, (g) a combination of any such methods of sale and (h) any other method permitted pursuant to applicable law.

     From time to time the Selling Securityholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Registered Securities in connection therewith or in settlement of securities loans. Since shares of Series F Preferred Stock held by one of the Selling Securityholders will have conversion prices at a discount to market prices, that holder may be encouraged to engage in short sales and similar transactions. If such Selling Securityholder engages in any such transactions, the conversion prices may be further affected. From time to time the Selling Securityholders may pledge their Registered Securities pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Securityholders, the broker may offer and sell the pledged Registered Securities from time to time.

     In effecting sales, brokers and dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the Selling Securityholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Securityholders to sell a specified number of such Registered Securities at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Securityholder, to purchase as principal any unsold Registered Securities at the price required to fulfill the broker-dealer commitment to the Selling Securityholders. Broker-dealers who acquire Registered Securities as principal may thereafter resell such Registered Securities from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Registered Securities commissions as described above. The Selling Securityholders may also sell the Registered Securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

     The Selling Securityholders and any broker-dealers or agents that participate with the Selling Securityholders in sales of the Registered Securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Registered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company is required to pay all fees and expenses incident to the registration of the Registered Securities, including fees and disbursements of counsel to the Selling Securityholders. The Company has agreed to indemnify the Selling Securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                  INTERESTS OF NAMED EXPERTS AND COUNSEL

     No expert or counsel named herein has or is to receive in connection with this offering any interest, direct or indirect, in the Company or any of its subsidiaries, nor was any such party connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

                               LEGAL MATTERS

     Certain legal matters in connection with the registration of the securities offered hereby will be passed upon for the Company by De Martino Finkelstein Rosen & Virga, Washington, D.C.

                                  EXPERTS

     The consolidated balance sheets of I-Link Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference have been included herein in reliance on the reports of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand L.L.P.), independent accountants, given the authority of that firm as experts in accounting and auditing.

No dealer, salesman or any other
person has been authorized in          8,708,052 Shares of Common Stock
connection with this offering to
give any information or to make
any representations other than
those contained in this
Prospectus.  The Prospectus does
not constitute an offer or a
solicitation in any jurisdiction
to any person to whom it is
unlawful to make such an offer or
solicitation.  Neither the
delivery of this Prospectus nor
any sale made hereunder shall,                    I-LINK
under any circumstances, create an
implication that there has been no
change in the circumstances of the
Company or the facts herein set                 INCORPORATED
forth since the date hereof.







                                                   ______________
TABLE OF CONTENTS
                            Page                     PROSPECTUS
Available Information       [xx]                   ______________
Documents Incorporated by
  Reference                 [xx]
Prospectus Summary          [xx]
Risk Factors                [xx]
Use of Proceeds             [xx]
Determination of Offering
  Price                     [xx]
Dilution                    [xx]
Selling Securityholders     [xx]
Description of Securities   [xx]
Plan of Distribution        [xx]
Interests of Named Experts
  and Counsel               [xx]
Legal Matters               [xx]
Experts                     [xx]
                                                December [___], 1998